United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2004


                                       OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel Security Systems, Inc. 401 (k) Plan and Trust as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel Security Systems, Inc. 401(k) Plan and Trust as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP


/s/ KPMG LLP


Shreveport, Louisiana
June 15, 2005

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003


                                                         2004              2003
-------------------------------------------------------------------------------
PLAN ASSETS
   Investments, at fair value                     $    164,389          141,825
   Cash                                                      9                -
   Contribution receivable - participants                    -               66
   Contribution receivable - employer                        -              432
-------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                 $    164,398          142,323
===============================================================================

See accompanying notes to financial statements.

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2004

-------------------------------------------------------------------------------
Additions to net assets:
Investment income:
   Net appreciation in fair value of investments                  $      11,404
   Dividends and interest                                                 3,011
-------------------------------------------------------------------------------
       Net investment income                                             14,415
-------------------------------------------------------------------------------

Contributions:
   Participants                                                          16,176
   Employer                                                               1,333
-------------------------------------------------------------------------------
       Total contributions                                               17,509
-------------------------------------------------------------------------------

       Total investment income and contributions                         31,924
-------------------------------------------------------------------------------

Deductions from net assets:
   Participant withdrawals                                                9,849
-------------------------------------------------------------------------------

Net increase                                                             22,075

Net assets available for benefits:
   Beginning of period                                                  142,323
-------------------------------------------------------------------------------

   End of period                                                  $     164,398
===============================================================================

See accompanying notes to financial statements.

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST
                          Notes to Financial Statements
                           December 31, 2004 and 2003


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

     Basis of Presentation

     The CenturyTel Security Systems Inc., 401(k) Plan and Trust (the Plan) was established on June 1, 1997. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

     The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

     The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     Participation

     Participation in the Plan is available to each employee of CenturyTel Security Systems, Inc. (the Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

     In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed on-line or by telephone, an employee agrees to a deferral of between one percent and twenty-five percent of compensation; however, the total amount contributed to the Plan cannot exceed $13,000 for 2004 (as adjusted from year to year in accordance with Federal Law). The percentage of compensation a participant elects to defer applies to the participant's W-2 earnings not in excess of $205,000 for 2004 (as adjusted in accordance with Federal Law) excluding severance pay, disability pay, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, and welfare benefits. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee. The Elective Deferral Account is self-directed.

     As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to 10% of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect to contribute an additional amount to participants' accounts (Additional Match Account). During 2004, the Company contributed $1,333 to the Plan, all of which related to contributions made to the Employer Match Account.

     Participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2004 was $3,000; this amount will increase by $1,000 each year to a maximum of $5,000 in 2006 (which will thereafter be adjusted annually).

     An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408 (d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

     The interest of a participant in his Elective Deferral Account, his Rollover/Transfer Account, his Employer Match Account and his Additional Match Account is fully vested and non-forfeitable at all times.

     Reports to Participants

     All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

     Distributions

     If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

     Withdrawals

     A participant who is an employee and over age 59 1/2 may make withdrawals from his vested accounts prior to meeting normal distribution requirements. A participant may make withdrawals from his Rollover/Transfer Account at any time. In addition, a hardship withdrawal may be made from an Elective Deferral Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, the purchase of a principal residence of the Participant, or the prevention of eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to change, suspend or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Loans to Participants

     The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is $50,000 reduced by the excess, if any, of the highest outstanding loan balance during the previous year over the outstanding loan balance on the date of the new loan or 50% of the account balance. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal for the last business day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the participant's principal residence which may be for any period not to exceed fifteen years.

     Trustee

     The Trustee of the Plan, as of December 31, 2004, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

     Administration

     The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

     Investment Valuation and Income Recognition

     Investments in CenturyTel Common Stock are valued at the closing market price on December 31, 2004 and 2003, respectively. Other investments in the funds, which consist primarily of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value. Interest income is recorded on the accrual basis.

(2)  DESCRIPTION OF THE FUNDS

     The following is a description of each of the funds which had outstanding balances and were available to Plan participants as of December 31, 2004:

     (a) CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($17,078 and $14,760 at December 31, 2004 and 2003, respectively).

     (b) Loan Fund - represents loans to participants from the participants' investment accounts ($22,651 and $11,659 at December 31, 2004 and 2003, respectively).

     (c) American Funds Amcap, R4 - consists primarily of investments in U.S. common stocks ($21,705 at December 31, 2004).

     (d) Fidelity Diversified International Fund - consists primarily of investments in foreign common stocks ($19,994 at December 31, 2004).

     (e) Oakmark Equity and Income Fund, Class I - consists primarily of investments in U.S. equity and debt securities ($5 at December 31, 2004).

     (f) Morgan Stanley Institutional Fund Small Company Growth Portfolio B - consists primarily of investments in equity securities of small companies ($2,807 and $2,363 at December 31, 2004 and 2003, respectively).

     (g) PIMCO Total Return Fund - consists primarily of investments in debt securities ($1,624 and $798 at December 31, 2004 and 2003, respectively).

     (h) T. Rowe Price Retirement 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($457 at December 31, 2004).

     (i) T. Rowe Price Retirement 2020 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($60 at December 31, 2004).

     (j) T. Rowe Price Retirement 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($1,434 at December 31, 2004).

     (k) T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($11,301 and $12,373 at December 31, 2004 and 2003, respectively).

     (l) T. Rowe Price Equity Index 500 Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S&P 500 Index ($56,690 and $48,746 at December 31, 2004 and 2003, respectively).

     (m) T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($6,950 and $6,650 at December 31, 2004 and 2003, respectively).

     (n) T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($1,633 and $1,924 at December 31, 2004 and 2003, respectively).

     Investments in American Funds Amcap R4, Fidelity Diversified International Fund, T. Rowe Price Equity Index 500 Fund, T. Rowe Price Equity Income Fund, CenturyTel Common Stock Fund and Loan Fund were each greater than 5% of assets available for benefits at December 31, 2004.

     A participant may instruct that all his contribution be allocated among the various funds. A participant may change his investment allocation instructions and his contribution percentage at any time.

(3)  INCOME TAXES

     The Plan and related trust were designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter from the Internal Revenue Service was received in October 2003 related to the Plan.

(4)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by T. Rowe Price, Capital Research and Management Company (Capital), Fidelity Investments (Fidelity), Harris Associates (Harris), Morgan Stanley Investment Management Inc. (Morgan Stanley) or Pacific Investment Management Company (PIMCO). T. Rowe Price is the Trustee as defined by the Plan. Therefore, T. Rowe Price, Capital, Fidelity, Harris, Morgan Stanley and PIMCO qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $6,815 for the year ended December 31, 2004.

(5)  CONCENTRATION OF INVESTMENTS

     Substantially all of the assets available for benefits were invested in mutual funds managed by T. Rowe Price, Capital, Fidelity, Harris, Morgan Stanley or PIMCO. The remaining assets available for benefits were invested in CenturyTel Common Stock and loans to participants.

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

    Identity of issuer, borrower,                                                       Current
       lessor or similar party                       Description of Investment           Value
-----------------------------------------------------------------------------------------------------------
Investment in CenturyTel Common Stock               481  shares at $35.47 per share    $   17,078   (Note 1)

Loan Fund (interest rates ranged
 from 5.0% to 9.0%)                                                                        22,651   (Note 1)

Investment in Mutual Funds for
 Qualified Employee Benefit Plans:
    Managed by Capital Research and
     Management Company:
        American Funds Amcap, R4                  1,186  shares at $18.30 per share        21,705   (Note 1)
    Managed by Fidelity Investments:
        Fidelity Diversified International Fund     698  shares at $28.64 per share        19,994   (Note 1)
    Managed by Harris Associates:
        Oakmark Equity & Income Fund, Class I      0.21  shares at $23.50 per share             5
    Managed by Morgan Stanley:
        Institutional Fund Small Company
         Growth Portfolio B                         234  shares at $12.02 per share         2,807
    Managed by PIMCO:
        PIMCO  Total Return Fund                    152  shares at $10.67 per share         1,624
    Managed by T. Rowe Price:
        Retirement 2010 Fund                         33  shares at $14.04 per share           457
        Retirement 2020 Fund                          4  shares at $14.89 per share            60
        Retirement 2030 Fund                         93  shares at $15.50 per share         1,434
        Equity Income Fund                          425  shares at $26.59 per share        11,301   (Note 1)
        Equity Index 500 Fund                     1,741  shares at $32.56 per share        56,690   (Note 1)
        Mid-Cap Growth Fund                         139  shares at $49.88 per share         6,950
        Summit Cash Reserves  Fund                1,633  shares at $1.00 per share          1,633
-----------------------------------------------------------------------------------------------------------

                                                                                       $  164,389
===========================================================================================================

T. Rowe Price, Capital, Fidelity, Harris, PIMCO, and Morgan Stanley are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:  (1)  These investments are greater than 5% of assets available for benefits.
        (2) Information on cost of investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                 CenturyTel Security Systems, Inc.
                                 401 (k) Plan and Trust


June 27, 2005                  /s/ R. Stewart Ewing, Jr.
                                 --------------------------
                                 R. Stewart Ewing, Jr.
                                 Retirement Committee Member and
                                 Executive Officer of Issuer of Plan Securities

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401(K) PLAN AND TRUST

                               Index to Exhibits



   Exhibit
    Number
-------------------------------------------------------------------------------
    23.1   Consent of Independent Registered Public Accounting Firm